UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2019

011-36000

(Commission File Number)

XTL Biopharmaceuticals Ltd.

(Exact name of Registrant as specified in its charter)

5 Badner St.

Ramat Gan, Israel, 5218102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

On December 18, 2019, XTL Biopharmaceuticals Ltd. (the “Company”) filed a Current Report on Form 6-K announcing that it will hold an Annual General Meeting of Shareholders (the “Annual Meeting”) on January 22, 2020 at 10:00 a.m. (Israel time) (the “Original Report”). This Amendment No. 1 on Form 6-K/A (the “Amendment”) is being furnished to replace Exhibit 99.1 of the Original Report (the “Original Notice and Proxy Statement”), to amend and restate the Original Notice and Proxy Statement solely to correct a scrivener’s error to disclose that the correct exercise price of options to be issued to Chief Executive Officer appointee Doron Turgeman is NIS 0.09 per option, not NIS 0.9 per option as set forth in the Original Notice and Proxy Statement. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Report, or reflect any events that have occurred after the Original Report was originally filed.

Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Annual General Meeting of Shareholders (incorporated by reference to that certain Current Report on Form 6-K filed as of December 18, 2019)

99.3	Voting Instruction Card for American Depositary Share holders with respect to the Company’s Annual General Meeting of Shareholders (incorporated by reference to that certain Current Report on Form 6-K filed as of December 18, 2019)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: January 13, 2020	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer

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